Exhibit 3.1

SECOND AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CANNA-GLOBAL ACQUISITION CORP

CANNA-GLOBAL ACQUISITION CORP, a corporation (the “Corporation”) organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is Canna-Global Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware pursuant to the DGCL on April 12, 2021 (the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 3, 2021 (the “Amended and Restated Certificate of Incorporation”). A Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 1, 2021 (the “Second Amendment to the Amended and Restated Certificate of Incorporation”). The First Amendment to the Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 30, 2022.

3. This Amendment to the Second Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

4. The text of Section 9.2(d) of Article IX is hereby amended and restated to read in full as follows:

In the event that the Corporation has not consummated an initial Business Combination by December 2, 2024, subject to twelve (12) one-month extensions from December 2, 2023 provided that, pursuant to the terms of our amended Charter and our amended trust agreement, the Corporation deposits into the Trust Account an additional amount equal to the greater of $40,000 or $0.040 per unit, for each month extended, in the Corporation’s sole discretion whether to exercise one or more extensions provided that the Corporation will not exercise an extension at such time that the redemptions of shares of Class A Common Stock by the Corporation’s Public Stockholders causes the Corporation to have less than $5,000,001 of net tangible assets (the “Combination Period”), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then issued and outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

5. This Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the DGCL.

IN WITNESS WHEREOF, Canna-Global Acquisition Corp has caused this Amendment to the Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 1st day of December 2023.

CANNA-GLOBAL ACQUISITION CORP